EXHIBIT (l)


                            INITIAL CAPITAL AGREEMENT


June 8, 2000


Dear Sir or Madam:

         In connection with the purchase by James R. Jundt (the "Purchaser") of 1 initial Series A Common Shares at a price of $10 per share, 1 initial Series B Common Shares at a price of $10 per share, 1 initial Series C Common Shares at a price of $10 per share and 10,000 initial Series I Common Shares at a price of $10 per share of Series D of Jundt Funds, Inc. (the "Company"), relating to the Jundt Mid-Cap Growth Fund ("Mid-Cap Growth Fund") and 1 initial Series A Common Shares at a price of $10 per share, 1 initial Series B Common Shares at a price of $10 per share, 1 initial Series C Common Shares at a price of $10 per share and 10,000 initial Series I Common Shares at a price of $10 per share of Series E of the Company, relating to the Jundt Science & Technology Fund ("Science & Technology Fund") (Mid-Cap Growth Fund and Science & Technology Fund are each referred to individually as the "Fund" and, collectively, the "Funds"), the Purchaser hereby represents that it is acquiring such stock for investment with no intention of selling or otherwise disposing or transferring it or any interest in it. The Purchaser hereby further agrees that any transfer of any such stock or any interest in it shall be subject to the following conditions:

1. The Purchaser shall furnish the Funds and counsel satisfactory to the Funds prior to the time of transfer, a written description of the proposed transfer specifying its nature and consequence and giving the name of the proposed transferee.

2. The Funds shall have obtained from its counsel a written opinion stating whether in the opinion of such counsel the proposed transfer may be effected without registration under the Securities Act of 1933. If such opinion states that such transfer may be so effected, the Purchaser shall then be entitled to transfer such stock in accordance with the terms specified in its description of the transaction to the Funds. If such opinion states that the proposed transfer may not be so effected, the Purchaser will not be entitled to transfer its stock unless such transfer is registered.

3. The Purchaser understands that the Funds expect to incur organizational expenses in connection with the start-up and initial registration of the Funds. These costs will be amortized over 60 months on a straight-line basis beginning on the date such Fund first offers capital stock to the public (commencement of operations). If the Purchaser redeems any or all of the stock representing initial capital in a Fund prior to the end of the 60-month amortization period, the redemption proceeds will be reduced by their pro rata portion of the unamortized organizational costs. Such proration shall be calculated by

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     dividing the number of shares of stock to be redeemed by the number of shares of stock representing initial capital.

4. The Purchaser further agrees that all certificates, if any, representing such stock shall contain on the face of such certificate the following legend: "Jundt Mid-Cap Growth Fund" or "Jundt Science & Technology Fund," as the case may be, and on the reverse of such certificate "The shares represented by this certificate may not be transferred without (i) the opinion of counsel satisfactory to the Company that the transfer may be legally made without registration under the federal Securities Act of 1933; or (ii) such registration." The Purchaser hereby authorizes the Company to take such action as it shall reasonably deem appropriate to prevent any violation of the Securities Act of 1933 in connection with the transfer of stock, including the imposition of a requirement that any transferee of the stock sign a letter agreement similar to this one.


Very truly yours,


James R. Jundt